UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
1391 Timberlake Manor Parkway
Chesterfield, MO 63017

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator, and Investment
Committee of the Bunge Savings Plan
Saint Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since 2011.

/s/ Brown Smith Wallace LLP
St. Louis, Missouri
June 28, 2021

BUNGE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019

INVESTMENTS, at fair value:
Mutual funds	$24,602,912	$22,703,598
Bunge Limited common shares	397,259	319,496
Collective trust fund	2,884,626	2,604,757
Common stock	662,915	399,640
Non interest bearing cash	485	435
Interest bearing cash	96,324	120,777

Total Plan interest in Bunge Defined Contribution Master Trust	28,644,521	26,148,703

RECEIVABLES:
Notes receivable from participants	527,399	740,254
Employer contributions	—	5,199

Total receivables	527,399	745,453

NET ASSETS AVAILABLE FOR BENEFITS	$29,171,920	$26,894,156

See notes to financial statements.

BUNGE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019

ADDITIONS:
Participants’ contributions	$1,446,824	$631,734
Employer contributions	1,171,885	204,303
Rollover contributions	67,292	—
Interest income on notes receivable from participants	31,520	—

Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	1,195,928	417,203
Investment income — interest	320	1,170
Net appreciation in value of investments	3,104,350	1,969,888

Net appreciation of Plan interest in Bunge Defined Contribution Master Trust	4,300,598	2,388,261

Total Additions	7,018,119	3,224,298

DEDUCTIONS:
Benefits paid to participants	4,591,146	556,415
Administrative expenses	49,321	29,146

Total Deductions	4,640,467	585,561

INCREASE IN NET ASSETS	2,377,652	2,638,737

Plan transfers	(99,888)	15,057,633

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	26,894,156	9,197,786

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$29,171,920	$26,894,156

See notes to financial statements

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
1.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Savings Plan (the “Plan”) was established on April 1, 1996. On January 1, 2004, the Plan was amended to change the Plan name to the Bunge Savings Plan, transfer assets attributable to non-union participants in the Plan to the Bunge Retirement Savings Plan and transfer the assets of the Central Soya 401(k) Plan for Hourly Employees (“CSY Plan”) to the Plan. The Plan was further amended to provide that Plan provisions applicable to participants in the CSY Plan are set forth in a separate subplan known as Supplement A to the Plan. Effective January 1, 2005, the assets attributable to Supplement A participants were transferred to the Bunge Savings Plan – Supplement A. Plan assets attributable to the subplan covering Supplement A participants may only be used to pay benefits for Supplement A participants, and trust assets attributable to the subplan covering the remaining participants may only be used to pay benefits for such participants. Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, interest bearing cash, non interest bearing cash, and other common stock holdings that are stated at estimated fair value based on quoted market prices.
The Collective trust fund is a stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. See Note 11 - Investments Measured Using The Net Asset Value Per Share Practical Expedient, for investments held by the Trust for which fair value is measured using the net asset value per share practical expedient. Certain prior period amounts, which previously reflected investments held by the Plan for which fair value was measured using the net asset value per share practical expedient, have been reclassified to conform to current year presentation.
Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on daily account balances. See Note 9 for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the plan document. Certain expenses of maintaining the Plan are paid directly by Bunge North America, Inc. (the "Company") and are excluded from these financial statements.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, a collective trust fund, interest bearing cash, non interest bearing cash and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
in the near term and that such changes could materially affect the amounts reported in the financial statements.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act allowed qualifying COVID-19 pandemic impacted participants to defer loan payments until December 31, 2020. The CARES Act also provided qualifying COVID-19 pandemic impacted participants with the option to take a coronavirus related distribution (“CRD”) from retirement savings that previously would have been inaccessible or subject to early withdrawal penalties. The CARES Act eliminated the need to take a required minimum distribution in calendar year 2020.
Subsequent Events - The Plan has evaluated subsequent events through June 28, 2021, the date the financial statements were available to be issued.
Recently Adopted Accounting Pronouncement – In August 2018, the Financial Accounting Standard Board ("FASB") issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU add, modify, and eliminate certain disclosure requirements on fair value measurements in Topic 820. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Certain amendments should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. Others should be applied retrospectively. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their effective date. The Plan adopted ASU 2018-13 on January 1, 2020 and adoption did not have a material impact on the Plan financial statements.
2.    PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of the Company. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees, except those regular hourly employees of Bunge North America (East), L.L.C. (collectively “Employer Group”) whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible Plan participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
3.    CONTRIBUTIONS AND WITHDRAWALS
Contribution limits for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax basis could not exceed $19,500. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,500 in “catch up” contributions to the Plan on a pre-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
The employer match in cash for participant contributions, if any, is subject to participant collective bargaining agreements. Such matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement. Any such forfeited amounts are redistributed to continuing participants in the manner specified in the Plan.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock, and the Bunge Common Stock Fund (subject to certain limits) (the "Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.
Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.
Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution. A participant may withdraw all or any portion of their rollover contribution account, including earnings, at any time.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.
In 2020, as part of the CARES Act, the Plan allowed all eligible employees to take a CRD of up to $100,000, without penalty. Eligible employees are not required to repay this distribution, but the Plan allows for them to repay their Plan account within three years of the date they received their distribution.
4.    NOTES RECEIVABLE FROM PARTICIPANTS
The Plan was amended effective December 31, 2019 to allow the transfer of outstanding loans from the Loders Croklaan Savings Plan in to the Plan. The loans are secured by the balance in the participant's account. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2020, participant loans bear interest rates of 5.25% and mature through December 2029. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in the administrative expense.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
No new loans may be initiated under the Plan.
In 2020, as part of the CARES Act, the Plan allowed for a suspension of loan payments for all eligible employees until December 31, 2020. The suspended loan payments were restarted after January 1, 2021. Suspended loans were re-amortized, with new payment amounts and payoff dates. Also as part of the CARES Act, the plan allowed participants to borrow 100% of their vested account balance, up to $100,000 less outstanding loan balances, for plan loans made to qualified individuals from March 27, 2020, to September 22, 2020.
5.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.
6.    FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on March 31, 2016, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $49,321 and $29,146 for the years ended December 31, 2020 and 2019, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 144,214 and 148,260 common shares of Bunge Limited at December 31, 2020 and 2019, respectively of which 6,058 and 5,552 shares were allocated to the Plan at December 31, 2020 and 2019, respectively. During 2020 and 2019, the Plan recorded dividend income of $11,907 and $11,105, respectively, and net appreciation in fair value of $56,937 and $22,387, respectively, from Bunge Limited common shares.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
8.    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity. Each participating retirement plan has a divided interest in the Trust.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
At December 31, 2020 and 2019, the Plan's interest in the net assets of the Trust was approximately 6.6% and 7.1%, respectively.
The investments of the Trust at December 31, 2020 and 2019 are summarized as follows:

	2020		2019
	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust

Cash	$4,163,996	$96,809	$3,101,597	$121,212

Investments – at fair value:
Mutual funds	402,786,608	24,602,912	354,602,032	22,703,598
Bunge Limited common shares	9,457,554	397,259	8,532,363	319,496
Collective trust fund	8,391,052	2,884,626	4,894,989	2,604,757
Common stock	7,237,925	662,915	3,943,210	399,640

Total investment at fair value	427,873,139	28,547,712	371,972,594	26,027,491

Receivables
Notes receivable from participants	4,922,474	527,399	5,415,969	740,254
Employer contributions	330,502	—	390,017	5,199

Total receivables	5,252,976	527,399	5,805,986	745,453

Total	$437,290,111	$29,171,920	$380,880,177	$26,894,156

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
The following are net appreciation in the fair value of investments and investment income for the Bunge Defined Contribution Master Trust for the years ended December 31, 2020 and 2019.

	2020	2019

Net appreciation in fair value of investments	$52,456,688	$53,249,106
Investment income	19,806,691	12,010,935
Total	$72,263,379	$65,260,041

9.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2020 and 2019.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2020 and 2019. The tables do not include the Trust’s cash of $4,163,996 and $3,101,597, respectively, in accordance with the disclosure requirements of ASC 820, or the Collective trust fund value of $8,391,052 and $4,894,989 at December 31, 2020 and 2019, respectively, in accordance with the disclosure requirements of ASC 820-10 for certain investments measured at net asset value per share (or its equivalent).

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Fair Value Measurements at December 31, 2020, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$402,786,608	$—	$—	$402,786,608
Bunge Limited common shares	9,457,554	—	—	9,457,554
Common stock	7,237,925	—	—	7,237,925

Total	$419,482,087	$—	$—	$419,482,087

	Fair Value Measurements at December 31, 2019, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$354,602,032	$—	$—	$354,602,032
Bunge Limited common shares	8,532,363	—	—	8,532,363
Common stock	3,943,210	—	—	3,943,210

Total	$367,077,605	$—	$—	$367,077,605

10.    PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers transfers made for participants employment classification changes during the year. Total assets transferred from the plan were $99,888 for the year ended December 31, 2020.
Effective December 31, 2019 the Plan was amended to merge the employees who were participants of the Loders Croklaan Savings Plan for Salaried Employees ("Loders Plan") in regards to accounts, years of service, and vested benefits. Total assets transferred into the Plan were $15,057,633.

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
11.    INVESTMENTS MEASURED USING THE NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments held by the Trust for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 and 2019. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value at December 31,		Unfunded Commitments at December 31,
Investment Type	2020	2019	2020	2019	Redemption Frequency	Redemption Notice Period
Collective trust fund	$8,391,052	$4,894,989	$—	$—	Daily	Daily[1]

(1) Withdrawals made on the collective trust can be initiated daily. Plan Sponsor terminations of the contracts can be initiated daily. Disbursements of the funds for Plan Sponsor terminations will be provided as soon as practicable within twelve months following written notice.

12.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per the financial statements	$29,171,920	$26,894,156
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	101,033	35,119
Net assets available for benefits per Form 5500	$29,272,953	$26,929,275

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2020 and 2019:

	2020	2019
Net increase in net assets available for benefits per the financial statements	$2,377,652	$2,638,737
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	65,914	35,119
Net increase in net assets available for benefits per the Form 5500	$2,443,566	$2,673,856

BUNGE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan

Date: June 28, 2021	By:	/s/ Lisa Ware-Alexander
Lisa Ware-Alexander
Plan Administrator

    Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-75762) of our report dated June 28, 2021, relating to the statements of net assets available for benefits of the Bunge Savings Plan as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, which appears in the December 31, 2020 Annual Report on Form 11-K of the Bunge Savings Plan.

/s/ Brown Smith Wallace LLP

St. Louis, Missouri
June 28, 2021